September 14, 2004

VIA EDGAR

Mr. Daniel Greenspan

Mr. Jeffrey Riedler

Securities and Exchange Commission

Judicial Plaza

450 Fifth Street, NW

Washington, D.C. 20549

Re:	Leiner Health Products Inc.
Registration Statement on Form S-4
File No. 333-118532
Filed August 24, 2004

Gentlemen:

This letter is provided on behalf of Leiner Health Products Inc., a Delaware corporation, in response to the written comments received from the staff of the Division of Corporation Finance (the “Staff”) on August 31, 2004 with regard to the above Registration Statement on Form S-4 (the “Registration Statement”).

The response below corresponds to the Staff’s comment reproduced below in italic type. Capitalized terms used herein but not otherwise defined herein have the meanings set forth in the Registration Statement.

1.	As you plan to conduct your offering pursuant to the Exxon Capital line of no-action letters, we have considered the factors that make this line of letters available to issuers. Please note that for a transaction to fall under the Exxon Capital line of no-action letters, the new securities must be substantially similar to the original securities. Generally, this means both securities must have the same issuer. An exception to this “same issuer” rule exists for situations in which a new issuer assumes the obligations of the original issuer. For this exception to be available, the new issuer’s assumption of the original issuer’s obligation must have been in a private placement pursuant to Section 4(2) of the Securities Act prior to the time the registration statement is filed or the assumption must have been contemplated in the terms of the original issuance of the securities. In that regard, we note that the original issuer of the 11% Senior Subordinated Notes appears to be Mergeco, yet the issuer of the new 11% notes will be Leiner Health Products Inc. Please describe to us the circumstances by which Leiner assumed Mergeco’s obligations under the original notes. Was this assumption contemplated in the original indenture? Please provide a supplemental analysis supporting your determination that the position outlined in the Exxon Capital line of no-action letters is available for your exchange offer.

Response: On the same day as Mergeco issued the 11% Senior Subordinated Notes (“Notes”), (1) Mergeco merged with and into Leiner Health Products Inc., with Leiner Health Products Inc. as the surviving corporation, thereby assuming Mergeco’s

Securities and Exchange Commission

September 14, 2004

obligations under the Notes by operation of law and (2) immediately after such merger, Leiner Health Products Inc. signed a Supplemental Indenture and contractually assumed Mergeco’s obligations under the Notes.

The recitals to the Indenture state:

“Effective as of the date hereof, the Issuer [Mergeco] will be merged with and into Leiner Health Products Inc., a Delaware corporation (the “Company”) pursuant to the Recapitalization (as defined herein), with the Company as the surviving corporation (the “Merger”). Effective upon effectiveness of the Merger, the Company will assume the Issuer’s obligations under this Indenture and will cause its subsidiaries to become Guarantors to the extent required by this Indenture.”

Section 5.01(e) further provides:

“(e) Upon the execution and delivery by the Company to the Trustee of a supplemental indenture substantially in the form of Exhibit A to the Registration Rights Agreement and compliance with the provisions of Section 9.07 hereof, pursuant to which the Company assumes the Issuer’s obligations under this Indenture and the Notes, the Company shall be the successor to the Issuer under this Indenture and the Notes and shall succeed to, and be substituted for, and may exercise every right and power of, the Issuer hereunder and thereunder and the Issuer shall be discharged from all obligations and covenants under this Indenture and the Notes.”

The Supplemental Indenture by which Leiner Health Products Inc. assumed the obligations of Mergeco was entered into on the same day as the issuance of the Notes and was filed as Exhibit 4.2 to the Registration Statement.

In addition, the Offering Memorandum for the original Notes provided a detailed description of the merger, which was done to facilitate the recapitalization of the Company in connection with the issuance of the Notes. A description of these transactions is included in the Registration Statement under the heading “The Transactions.”

Because the new issuer, Leiner Health Products Inc., assumed the obligations of the original issuer and because such assumption was contemplated in the terms of the original issuance of the securities in the Indenture and the Supplemental Indenture, we believe that the Exxon Capital line of no-action letters is available for this exchange offer.

*   *   *   *

We have noted the Staff’s comments regarding an acceleration request.

Securities and Exchange Commission

September 14, 2004

We appreciate your timely consideration of these matters in your review of the filing referenced above. If you have any questions or would like additional information, please contact the undersigned at (312) 861-2163.

Sincerely,

/s/ Carol Anne Huff

Carol Anne Huff

cc:	Leiner Health Products Inc.

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